Exhibit 99.1

NQ Mobile Announces Management Changes and

Founders Lockup Extension

BEIJING and DALLAS, December 10, 2014 - NQ Mobile, Inc. (“NQ Mobile” or the “Company”) (NYSE: NQ), a leading global provider of mobile Internet services, today announced certain management and board changes; an additional two-year stock lock-up by RPL Holdings, one of the Company’s largest shareholders and controlled by the founders of NQ Mobile, as well as a reiterated commitment by NQ Mobile’s management team to purchase additional NQ Mobile shares.

Dr. Henry Lin has stepped down as Co-CEO and Chairman of the Board as he is unable to perform his duties in this capacity due to personal reasons unrelated to the Company. To succeed Dr. Lin and provide for an orderly transition, the Board of Directors has promoted NQ Mobile President Zemin Xu to the position of Co-CEO and board member. He will work with current Co-CEO, Omar Khan. NQ Mobile’s Co-Founder, COO and acting CFO, Dr. Vincent Wenyong Shi, has been appointed to assume Dr. Lin’s duties as Chairman of the Board.

“We are immensely grateful to Dr. Lin for his partnership, vision, and leadership in helping to position NQ Mobile for the future of the mobile Internet.,” said Co-Founder, COO, acting CFO, and incoming Chairman, Dr. Vincent Wenyong Shi. “Looking ahead, we will focus on integrating, scaling and monetizing our various businesses. We are confident that Mr. Xu, in his new role, will help us deliver solid growth in 2015 and beyond.”

“Zemin Xu has been an ongoing mentor and leader for all of us,” said Co-CEO Omar Khan. “He has enjoyed an extremely successful career of more than 20 years and brings a tremendous amount of experience and leadership to the position. This continuity, our co-CEO structure and Zemin Xu’s qualifications will all help to ensure a smooth transition”

As a sign of confidence in the future of the Company, RPL Limited (“RPL”), a substantial shareholder of NQ Mobile which is owned and controlled by the founders of NQ Mobile, including Dr. Henry Yu Lin, Dr. Vincent Wenyong Shi, and Mr. Xu Zhou (collectively, “the Founders”), has agreed to an additional two-year voluntary lock-up that will expire in December 2016. RPL is a limited liability company organized under the laws of the British Virgin Islands. As of October 15, 2014, RPL held 50,352,941 Class B common shares (equivalent to approximately 10.07 million ADSs) of NQ Mobile, representing approximately 11.3% of NQ Mobile’s outstanding shares. RPL agreed it will not sell any of its shares until December 2016.

“The lock-up by the Founders underscores our strong confidence in the future of NQ Mobile and our commitment to drive NQ Mobile’s growth as a leading global provider of mobile Internet services,” remarked Dr. Shi. “Henry’s need to step down does not take away from our collective belief in NQ Mobile’s strong competitive position. Towards this end, we will be meaningfully adding to our position through our share purchase plan.”

In addition to the lock-up by RPL, the Founders and NQ Mobile’s senior management reiterate their intention to purchase additional shares in accordance with all applicable rules and regulations.

Conference Call Information

NQ Mobile will host a conference call that begins on 9:00 a.m. U.S. EST on Wednesday, December 10, 2014, (10:00 p.m. Beijing / Hong Kong Time on Wednesday, December 10, 2014). NQ Mobile will report its Q1, Q2 and Q3 2014 financial results on Thursday December 18, 2014 after the market close. A separate press release detailing the earnings release and conference call information will be issued soon.

The dial-in details for today’s conference call are:

U.S. Toll Free: 1-866-519-4004

International: +1 8456750437

Hong Kong: +852 30186771

United Kingdom: +44 2030598139

China Mainland: 4006208038 or 8008190121

Conference ID: 51137065

Please dial in 10 minutes before the call is scheduled to begin and provide the conference ID to join the call.

A replay of the call will be available after the conclusion of the conference call at 12:00 U.S. EST on December 10, 2014 through December 24, 2014. The dial-in details for the replay are:

International: 1-855-452-5696

Local Toll: +1 646 254 3697

Conference ID: 51137065

Additionally, a live and archived webcast of this call will be available on the Investor Relations section of NQ Mobile’s website at http://ir.nq.com.

2014 Annual General Meeting of Shareholders

NQ Mobile Inc. will hold its 2014 annual general meeting of shareholders at 42/F Edinburgh Tower, The Landmark, 15 Queen’s Road Central, Hong Kong, on December 19, 2014 at 10:00 a.m. (local time). Holders of record of common shares of the Company at the close of business on November 14, 2014 are entitled to receive notice of, and to vote at, the annual general meeting or any adjournment or postponed meeting thereof. Holders of the Company’s American depositary shares (“ADSs”) who wish to exercise their voting rights for the underlying common shares must act through the depositary of the Company’s ADS program, Deutsche Bank Trust Company Americas.

The purpose of the annual general meeting is for the Company’s shareholders to consider, and if thought fit, approve, confirm and ratify, to the extent necessary, (i) an increase in the authorized share capital of the Company to US$180,000, divided into (a) 1,560,000,000 Class A Common Shares of a par value of US$0.0001 each and (b) 240,000,000 Class B Common Shares of a par value of US$0.0001 each, by the creation of 1,000,000,000 Class A Common Shares of a par value of US$0.0001 each; and (ii) an amendment to Section (8) of the Company’s Memorandum of Association effecting such increase in the authorized share capital of the Company, as previously approved by the Company’s directors.

The notice of the annual general meeting, which sets forth the resolution to be submitted to shareholder approval at the meeting, is available on the Investor Relations section of the Company’s website at http://ir.nq.com. The Company has filed its annual report on Form 20-F, including its audited financial statements for the fiscal year ended December 31, 2013, with the U.S. Securities and Exchange Commission (the “SEC”). NQ’s Form 20-F can be accessed on the above-mentioned website, as well as on the SEC’s website at http://www.sec.gov. Shareholders may obtain a copy of the Company’s annual report on Form 20-F, free of charge, from the Company’s website at http://ir.nq.com, or by email to investors@nq.com.

Follow us on Twitter @NQMobileIR.

About NQ Mobile

NQ Mobile Inc. (NYSE: NQ) is a leading global provider of mobile Internet services. NQ Mobile is a mobile security pioneer with proven competency to acquire, engage, and monetize customers globally. NQ Mobile’s portfolio includes mobile security and mobile games & advertising for the consumer market and consulting, mobile platforms and mobility services for the enterprise market. As of December 31, 2013, NQ Mobile maintains a large, global user base of 481 million registered user accounts and 136 million monthly active user accounts through its consumer mobile security business, 107 million registered user accounts and 20 million monthly active user accounts through its mobile games & advertising business and over 1,250 enterprise customers. NQ Mobile maintains dual headquarters in Dallas, Texas, USA and Beijing, China. For more information on NQ Mobile, please visit http://www.nq.com

Forward Looking Statements

This news release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. All statements other than statements of historical fact in this press release are forward-looking statements and involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. These forward-looking statements are based on management’s current expectations, assumptions, estimates and projections about the Company and the industry in which the Company operates, but involve a number of unknown risks and uncertainties, Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and actual results may differ materially from the anticipated results. You are urged to consider these factors carefully in evaluating the forward-looking statements contained herein and are cautioned not to place undue reliance on such forward-looking statements, which are qualified in their entirety by these cautionary statements.

MEDIA CONTACT:

Kim Titus

NQ Mobile

+1-972-841-0506

kim.titus@nq.com

INVESTOR RELATIONS:

NQ Mobile Inc.

Email: investors@nq.com

Phone: +852 3975 2853

+1 469 310 5281